February 28, 2020

VIA EDGAR

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street N.E.

Washington, D.C. 20549

Attention: Matthew Derby

RE:	Tapinator, Inc. Registration Statement on Form S-1 Request for Withdrawal
File No. 333-234415

Dear Mr. Derby:

Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended (the “Securities Act”), Tapinator, Inc. (the “Company”) hereby requests that the Securities and Exchange Commission (the “Commission”) consent to the withdrawal, effective as of the date hereof or at the earliest practicable date hereafter, of the Company’s Registration Statement on Form S-1 (File Number 333-234415), together with all exhibits thereto (collectively, and as amended, the “Registration Statement”). The Registration Statement was initially filed with the Commission on October 31, 2019.

The Registration Statement was filed in connection with a proposed public offering of the Company’s common stock and warrants, which the Company has decided not to pursue at this time. The Registration Statement has not been declared effective by the Commission and the Company hereby confirms that no securities were sold in connection with the offering described in the Registration Statement. Therefore, withdrawal of the Registration Statement is consistent with the public interest and the protection of investors, as contemplated by paragraph (a) of Rule 477.

The Company acknowledges that no refund will be made for fees paid to the Commission in connection with filing of the Registration Statement. However, the Company requests that all fees paid to the Commission in connection with the filing of the Registration Statement be credited for future use should the Company proceed with the filing of a subsequent registration statement meeting the requirements of Rule 457(p) under the Securities Act.

Should any member of the Commission have any questions or comments with respect to this request, please contact the Company’s counsel, Quick Law Group PC, attention: Jeffrey M. Quick at (720) 259-3393.

Very truly yours,

TAPINATOR, INC.

By:	/s/ Ilya Nikolayev
Name:	Ilya Nikolayev
Title:	Chief Executive Officer